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WRITER'S DIRECT DIAL (212) 574-1265	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20006 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

March 13, 2012

Securities And Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attention:  Justin Dobbie
Legal Branch Chief

Re:	Diana Containerships Inc. Registration Statement on Form F-3 Filed February 23, 2012 File Number 333-179636

Dear Mr. Dobbie,

We refer to the registration statement on Form F-3 and the prospectus contained therein (the “Registration Statement”), filed by Diana Containerships Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on February 23, 2012.

By letter dated March 6, 2012 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which responds to the Staff’s comment contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time.

This letter responds to the Staff’s Comment Letter.  The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.

Description of Purchase Contracts, page 25

1. Please explain to us what plans you have for issuing purchase contracts for commodities. In your response, please describe to us the commodities involved.

The Company respectfully advises the Staff that it has determined that it will not offer any purchase contracts for commodities, and the Amended Registration Statement has been revised on page 25 to delete any reference to commodities.

* * * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265.

Very truly yours,

By: /s/ Edward S. Horton
       Edward S. Horton

cc:       J. Nolan McWilliams
Symeon Palios

DIANA CONTAINERSHIPS INC.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece

March 13, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Justin Dobbie

Re:	Diana Containerships Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form F-3 File No. 333-179636

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, Diana Containerships Inc.

By:	/s/ Ioannis Zafirakis
Name:	Ioannis Zafirakis
Title:	Chief Operating Officer and Secretary